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SECUR[illegible] MMISSION

02021309

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48566

SEC MAIL PROCESSING RECEIVED MAR 13 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 01, 2001 (MM/DD/YY) AND ENDING Dec. 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MPAC Capital Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Bridgeway
(No. and Street)

Sausalito	CA	94965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Yang, General Partner (415)289-3900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniel Lee & Co., LLP
(Name — *if individual, state last, first, middle name*)

833 Market Street, # 628	San Francisco	CA	94103
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William Yang ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

MPAC Capital Partners, L.P. ______________________, as of

December 31, , 20 01 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

KATHY CHIN
Commission # 1275510
Notary Public - California
San Francisco County
My Comm. Expires Aug 31, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Since a separate Statement of Financial Condition is enclosed, we requested that the Report Pursuant to Rule 17a(5)-d be given confidential treatment.

MPAC CAPITAL PARTNERS, L.P.

STATEMENT OF

FINANCIAL CONDITION

DECEMBER 31, 2001

TABLE OF CONTENTS

Daniel Lee & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Partners of
MPAC Capital Partners, L.P.

We have audited the accompanying statement of financial condition of MPAC Capital Partners, L.P. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MPAC Capital Partners, L.P. as of December 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

Daniel Lee & Co., LLP

February 28, 2002

833 Market Street, Suite 628, San Francisco, CA 94103 Telephone: (415) 357-1688 Fax: (415) 357-1338

MPAC CAPITAL PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$	864,716
MARKETABLE SECURITIES OWNED at market value		168,096
RECEIVABLE FROM RELATED PARTY		5,717
PREPAID EXPENSES		21,542
FURNITURE, FIXTURES, AND EQUIPMENT, less accumulated depreciation of $126,721		130,500
OTHER ASSETS, less accumulated amortization of $16,105		5,924
TOTAL ASSETS	$	1,196,495

LIABILITIES AND PARTNERS' CAPITAL

ACCOUNTS PAYABLE	$	139,382
CALIFORNIA FRANCHISE TAX PAYABLE		800
TOTAL LIABILITIES		140,182
PARTNERS' CAPITAL		1,056,313
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,196,495

The accompanying notes are an integral part of these statements

MPAC CAPITAL PARTNERS, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION

General - MPAC Capital Partners, L.P. (the "Partnership") is a limited partnership formed on July 18, 1995 under the laws of the state of California. The last day on which the Partnership is to be dissolved is December 31, 2020, unless earlier terminated and dissolved, (a) when a sole General Partner ceases to be a General Partner and a successor General Partner is not appointed within ninety days, (b) on the sale or other disposition of all or substantially all of the Partnership's assets, or (c) when the General Partner elects to dissolve the Partnership. The National Association of Securities Dealers Regulation, Inc. approved the Partnership's membership on February 21, 1996 and the Partnership then began conducting business. The Partnership is a market maker that stands ready to buy or sell a particular security in the over- the-counter market at prices the Partnership has quoted.

The General Partner is Mr. William Yang.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions of the Partnership are recorded on a trade date basis. Interest and dividends are recorded when earned.

Expense Recognition - The Partnership's expenses are charged to expense as incurred.

Cash and cash equivalents - For purposes of the statement of cash flows, cash and cash equivalents are considered to be all unrestricted highly liquid investments with maturities of three months or less.

Marketable securities owned and sold, not yet purchased - Consists of trading securities of corporate stocks at market values. The difference between cost and market is reflected as unrealized appreciation (depreciation) of investments and included in income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, Fixtures, and Equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful lives
Furniture	7 years
Fixtures	5 years
Equipment	5 years

Organization costs are included in other assets and are carried at Cost. Amortization is computed using the straight-line method over 5 years.

Income Taxes - No provision has been made for income taxes because the taxable income of the Partnership is included in the income tax returns of the General and Limited Partners. The Partnership will have no tax liability with an exception of an annual California franchise tax of $800.

Financial Instruments Concentrations - Financial instruments which potentially subject the Partnership to concentrations of credit risk consist of cash, cash equivalents, and investments.

At December 31, 2001, the Partnership had cash and cash equivalents in excess of federally insured limits of $536,824.

3. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures, and equipment consist of the following at December 31, 2001:

Furniture	$ 65,958
Fixtures	56,772
Equipment	134,491
Total furniture, fixtures, equipment	257,221
Accumulated depreciation	(126,721)
Furniture, fixtures and equipment, net	$ 130,500

4. RELATED PARTY TRANSACTIONS

The Partnership has engaged in various transactions with related parties as follows:

a. At December 31, 2001, receivable from the Limited Partner, MPAC Holdings, Inc. (Former M.one Investment Securities, Inc.) was $5,717 representing advances for various expenses. No interest is being accrued or received in this financial statement.

b. The Partnership leases office space from the Limited Partner in Sausalito, California, under a month-to-month lease (automatically renewed). The lease is classified as an operating lease. Rent expense of this office for the year was $83,508.

5. COMMITMENTS

Lease - The Partnership leases office space in Sausalito, California from the Limited Partner, MPAC Holdings, Inc. (Former M.one Investment Securities, Inc.) The base rent is $6,959 per month under a month to month operating lease arrangement. The Partnership also leased an office space at Aurora, Illinois starting June 1, 2000. In October 2001, the Partnership has requested an early termination of its Aurora office lease due to decrease in business opportunities.

6. SAR-SEP PLAN

The Partnership has a SAR-SEP pension plan covering all employees. The Partnership may contribute amounts as determined by the General Partner. The General Partner elected not to make a contribution for the year ended December 31, 2001.

7. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $855,603, which was $755,603 in excess of its required capital of $100,000. The Partnership's net capital ratio of aggregated indebtedness to capital was 0.16 to 1.